Filed Pursuant To Rule 433

Registration No 333-286293

October 1, 2025

Savannah Fortis, Host, CoinTelegraph

Zach Pandl, Head of Research, Grayscale

Savannah Fortis: So to start it off, what lessons from that experience are shaping how you guys are approaching this next round of alt crypto filings?

Zach Pandl: Well, that's a great question. What lessons? I think one of the lessons is nothing is easy in the crypto space. It's a young asset class that is still maturing, still growing up. But maybe the most important lesson is just to service the underlying investor. Grayscale is in the business of bringing safe and efficient access to crypto-invested products to US investors and has been doing that since 2013. It's been a very long journey and was a challenge to bring crypto exchange-traded products, ETPs or ETFs to market in the first place. It seems like that process is getting easier. So it's been a long journey, a long battle for Grayscale. We've just kept our focus on the mission, which is bringing the best efficient access to our clients to end investors and that guiding principle has gotten us to a good place over time. So if anything, I'd say that's the most important lesson is investors first, the clients first. And we've seen a little shift in sentiment from the SEC over the past, let's say, eight to nine months towards the crypto industry.

Savannah Fortis: I'm wondering if this has shaped the conversations that you're having with them in different ways, if it differs from other cycles that you've experienced when you've had to deal with the SEC. And if you have any insight on that.

Zach Pandl: So President Trump and the Trump administration came into office with a mandate from voters to bring regulatory clarity to the crypto industry in the US. And the administration has been delivering on that in a variety of ways. Some is legislation like the Genus Act on stablecoins that passed this summer and where you should underscore that this is bipartisan efforts. These are not just a one-sided thing. It's bipartisan efforts because there's bipartisan support among crypto owners in the US for this type of clarity. So legislation has been one part of it and another part has been agencies like the SEC or the CFTC or the banking regulators like the Federal Reserve. It's really been a kind of whole of government effort to bring a clear approach for investors, for operators or businesses in the space in the US. So it has definitely been a big transformation. What I wouldn't pin it on any one government official or any one government agency. I think what is different is that there's a kind of a pro crypto support among the voters, among the people in the US. And they delivered a message to elected officials to improve the rules of the road, bring more regulatory clarity to the industry in the US. And so whether it's the White House or Congress or the SEC, it's just responding to that message from a voter. So it's been very encouraging to see, I think it's for businesses like Grayscale, for developers, working on blockchain technology for holders of the assets. I think it gives us a lot of comfort that crypto has a central role to play in the US economy, the US financial system, it's very much here to stay for the long run in the US.

Savannah Fortis: Definitely. And you guys have, I think it is, if I counted right, five ETFs currently waiting approval in October. For me, if I'm wrong there. And I'm just curious if you could kind of break down what you guys are expecting. And I guess, let's say even the odds of getting those, at least if not all, some approved this month.

Zach Pandl: So for your listeners that have followed the story along the way, it's been, was a long journey just to get the Bitcoin ETPs or ETFs to market. But that process is getting more streamlined now. The SEC recently released what are called generic listing standards or approved generic listing standards for crypto ETPs, and essentially what this means is they're not going to go one by one through every crypto token and make a decision on whether it can be listed as an ETP or ETF instead. If that token meets some generic technical criteria, which are related to trading on some approved venues, essentially, then it can become a crypto ETP. So this is going to streamline the process. I do think investors can anticipate a very significant increase in the number of crypto assets that are available in the ETP structure. So we have Bitcoin and Ethereum today. I think that that number is going to increase to many more tokens in the not too distant future. Now this is a great thing. This increases consumer choice, investor choice. At the same time, it can also be somewhat overwhelming for investors. Mainstream investors are just getting up to speed on Bitcoin, just getting up to speed on Ethereum. And frankly, many are not ready to choose between all the different tokens, whether it's Solana or XRP or Litecoin or Dogecoin or whatever else. They are just trying to begin building a crypto allocation in their portfolio. And so we're encouraged not only to be bringing these single asset ETPs to market, but also the first diversified index-based crypto ETP. This is called the Grayscale CoinDesk Crypto 5 ETF. Top five tokens by market cap, which allows investors to get an allocation to crypto without the complexity of choosing between all these tokens. So lots of things happening on the product fund. Some investors will be interested in all the individual tokens and some of them, products like the crypto 5 ETF will be a better fit.

Savannah Fortis: And a couple of questions there that are kind of focused on the market. Since these are primarily focused on all coins, is there a difference in the market impact that you might anticipate from previously issued ETPs and also curious if there is any industry skepticism or pushback or are they kind of generally feeling a bit welcomed?

Zach Pandl: Well, we're thrilled to see the increase in consumer choice for investors and that these most efficient product structures, I think, will be very popular. When we're looking at assets beyond Bitcoin, you need to have some kind of framework for understanding how all the pieces fit together. Blockchain technology, as you know, can be used for many different things. Bitcoin is kind of digital gold, but there are lots of other use cases. Stablecoin, really use cases, token, ISAS, that's even AI related use cases. And so we use a framework that we call crypto sectors to divide the market cap into six distinct market segments, currencies and smart contract platforms and other things like this to help investors navigate between all those places. And so I think that this is going to be a first step for both the industry and for new investors, is try to understand all the different use cases of these technologies. And then once you've done that, you can begin to think about, okay, which are likely to be the winners over time. How do they each accrue value? And how do I put them together in a diversified package that makes most sense for my portfolio? So I think we are still taking these first steps. So while we're thrilled to see the increase in consumer choice, I think it's also important for businesses like Grayscale that are offering these products to give that type of educational resource so that investors have some way to navigate the space. They do need to make some judgments over all these different products and something like crypto sectors is a way to do that.

Savannah Fortis: Right, and investors are at the heart of all of this. And it's really interesting because these products kind of bridge this defy ecosystem and traditional finance. And so from your research perspective, have you been able to, I guess, I'm sure you have determined which investor groups are most eager for these specific products that you're offering now? And does that demand shape, I guess, which assets you guys choose to pursue when it comes to crypto ETPs?

Zach Pandl: Yeah, that's a great question. Crypto is a grassroots bottom-up retail first phenomenon. That's one of the things I love most about it. These technology and these assets don't come from the world of institutional finance. They were built by hobbyists and enthusiasts and adopted by retail first. And so I think the way to think about it is that you're seeing an institutionalization of the asset class. Investors that couldn't access it or weren't comfortable accessing the asset class now have a greater availability of products of an institutional grade. And so this can be any type of institution like a wealth platform, you know, financial advisors giving advice to investors on how to manage their savings. It can be a pension of fund that is growing assets for retirees and say a state government system. It's a university endowment and all these types of institutional investors are the new buyers of crypto. So it's exactly the opposite of the path of other asset classes which starts from institutions and then goes to retail second. Crypto started at a retail level first, a grassroots bottom-up place, first and now is being institutionalized. So that's really who the new investor is. And so the institutions of traditional finance finally getting around to incorporating crypto in their portfolios. And lastly, I know we mentioned already that there is sort of a set of guidelines now that ETPs can go through and can be more easily passed through.

Savannah Fortis: Say everything is successful. What are you guys anticipating to be next in terms of your involvement and your almost role as can the bridge between DeFi and track by?

Zach Pandl: Yeah. Well, I can't say specifically on the types of products. But I think from from grayscale, of course, you will see us focusing a lot on index-based investing, like we did with Grayscale CoinDesk Crypto 5 ETF. You know, this is a great way for investors who are just getting started to build some crypto allocation into their portfolio without the complexity of all the individual products. That being said, we will be involved in many of those additional products as well. We like to say we, you know, grayscale is interested in everything from Bitcoin to Bittensor. The full spectrum of things happening in crypto, I think there is a lot of value in assets beyond Bitcoin and Ethereum and beyond Solana, et cetera. There's a lot of interesting projects. But not all of those projects are equally as important or equally useful for investors. And so a big part of our role is education. Educating investors on how each of these assets works as technology, how to token a cruise value from the uses of that technology and how they fit fit together. It isn't the case that every project is equally viable or an equally sensible investment. And so our goal is to help investors understand that and put them together. Something like an index approach is a great way to start for investors that are not ready to dig through all those details. But when investors are ready to dig well beyond the top five tokens, grayscale is here to be an education partner. And I think that's the best role for us to play.

Savannah Fortis: Awesome. Great. Thank you so much, Zach. I really appreciate your time.

Grayscale Coindesk Crypto 5 ETF ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.